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                         April 26, 2024

       Jane Sheere
       Secretary
       Brookfield Infrastructure Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield
Infrastructure Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed April 16,
2024
                                                            File No. 333-278737

       Dear Jane Sheere:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anuja
Majmudar at 202-551-3844 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Energy & Transportation
       cc:                                              Christopher Bornhorst